

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2010

Kenneth A. Flatt, Jr.
Chief Executive Officer
Arcis Resources Corporation
4320 Eagle Point Parkway
Suite A
Birmingham, AL 35242

> **Re: Arcis Resources Corporation**
> **Current Report on Form 8-K**
> **Filed September 22, 2010**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 26, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 14, 2010**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Filed July 13, 2010**
> **File No. 333-159577**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2010**
> **Filed November 22, 2010**
> **File No. 333-159577**

Dear Mr. Flatt:

We have reviewed your filings and have the following comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Condensed Consolidated Balance Sheets, page 2

1. Please tell us and in future filings disclose the material terms of the arrangement which resulted in the 'Liability to be settled in stock' and its relationship to the 'Cash received under stock purchase agreement' reflected in your cash flow statement.

Kenneth A. Flatt, Jr.
Arcis Resources Corporation
December 22, 2010
Page 2

You may contact Mindy Hooker at (202) 551-3732 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or Dieter King at (202) 551-3338 with any other questions.

Sincerely,

Pamela Long
Assistant Director